

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 29, 2022

Li Guo
Chief Executive Officer
KB Global Holdings Limited
No 3 Building of No 1 Jiali Construction Plaza FL 13
No. 4th Central Road, Futian, Shenzhen
Guangdong Province, 518000, People's Republic of China

> **Re: KB Global Holdings Limited**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 15, 2022**
> **File No. 333-261688**

Dear Ms. Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1

The Offering
Earnings Distributions, page 10

1.   We note your disclosure to comment 5. However, you continue to describe "carried interest" as part of your revenue in this section as well as in the risk factor titled "Adverse economic and market conditions..." on page 11. Therefore, we reissue the comment.

Li Guo
KB Global Holdings Limited
July 29, 2022
Page 2

   You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at (202) 551- 3321 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance